Exhibit 99.1

CAPITALIZATION AND INDEBTEDNESS as at September 30, 2008

The following tables set forth the consolidated cash and consolidated capitalization of the Company as at September 30, 2008 prepared in accordance with Canadian GAAP and United States GAAP, respectively.

Capitalization
(Prepared in accordance with Canadian GAAP)

As at September 30, 2008
(unaudited)
$
Cash and cash equivalents	4,394,139

Indebtedness
Current liabilities	1,237,749
Capital lease obligations	64,659
Future income taxes	432,462
Shareholders’ Equity
Capital stock	96,556,485
Additional paid-in capital	5,752,889
Accumulated other comprehensive income	561,137
Accumulated deficit	(89,331,997)
Total shareholders’ equity	13,538,514
Total capitalization	15,273,384

Capitalization
(Prepared in accordance with US GAAP)
As at September 30, 2008
(unaudited)
$
Cash and cash equivalents	4,394,139

Indebtedness
Current liabilities	1,237,749
Capital lease obligations	64,659
Future income taxes	432,462
Shareholders’ Equity
Capital stock	113,326,055
Additional paid-in capital	6,790,579
Accumulated other comprehensive income	561,137
Accumulated deficit	(107,139,257)
Total shareholders’ equity	13,538,514
Total capitalization	15,273,384